UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001- 42955

Titan Mining Corporation

(Translation of registrant’s name into English)

 Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐        Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Notice and Access Notice for Annual General Meeting to be held on June 25, 2026
99.2	Notice of Meeting for Annual General Meeting to be held on June 25, 2026
99.3	Management Information Circular dated May 12, 2026 for Annual General Meeting to be held on June 25, 2026
99.4	Form of Proxy for Annual General Meeting to be held on June 25, 2026
99.5	2026 Annual Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation
(Registrant)

Date: May 13, 2026	By:	/s/ Purni Parikh
	Name:	Purni Parikh
	Title:	SVP Corporate Affairs and Corporate Secretary

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